February 5, 2025

Surendra Ajjarapu
Chief Executive Officer
Scienture Holdings, Inc.
6308 Benjamin Rd, Suite 708
Tampa, FL 33634

       Re: Scienture Holdings, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed January 30, 2025
           File No. 333-283591
Dear Surendra Ajjarapu:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 24, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1
Use of Proceeds, page 44

1. We note from your response to prior comment 3 that you do not intend to use offering proceeds for your planned Phase 1 single dose study in healthy adults that you disclose on page 57. Please revise to state the source of funding for the Phase 1 trial.
       Refer to Instruction 3 to Item 504 of Regulation S-K.
       Please contact Tracie Mariner at 202-551-3744 or Sasha Parikh at 202-551-3627 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Tim Buchmiller at 202-551-
3635 with any other questions.
 February 5, 2025
Page 2



                             Sincerely,

                             Division of Corporation Finance
                             Office of Life Sciences
cc:   Kate L. Bechen, Esq.